SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No._)*


                          Trycera Financial, Inc.
                          -----------------------
                              (Name of Issuer)


                  Common Stock, par Value $.001 per share
                  ---------------------------------------
                       (Title of Class of Securities)


                                89845Q 10 4
                               -------------
                               (CUSIP Number)


                              Ronald N. Vance
                            1656 Reunion Avenue
                                 Suite 250
                           South Jordan, UT 84095
                               (801) 446-8802
          -------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              January 22, 2009
           ------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89845Q 10 4                                             Page 2 of 5
                                 Schedule 13D

1    NAME OF REPORTING PERSONS

     Ronald N. Vance

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF                7    Sole Voting Power         4,335,585
SHARES
BENEFICIALLY             8    Shared Voting Power       0
OWNED BY
EACH                     9    Sole Dispositive Power    85,000
REPORTING
PERSON                   10   Shared Dispositive Power  0
WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,335,585

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.7%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 89845Q 10 4                                             Page 3 of 5
                                 Schedule 13D

Item 1.   Security and Issuer.

     Common Stock, par value $.001 per share (the "Common Stock") of Trycera Financial, Inc. whose principal executive offices are located at 1656 Reunion Avenue, Suite 250, South Jordan, UT 84095 (the "Company").

Item 2.   Identity and Background.

     (a)  Name:                    Ronald N. Vance
     (b)  Business Address:        1656 Reunion Avenue, Suite 250
                                   South Jordan, UT 84095
     (c)  Employment:              Self-employed as attorney
     (d)  Criminal Proceedings:    None
     (e)  Civil Proceedings:       None
     (f)  Citizenship:             United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

     On May 15, 2000, the Company issued 25,000 shares to Mr. Vance for legal services rendered to the Company. On May 11, 2004, the Company issued 50,000 shares to Mr. Vance for legal services. And on February 13, 2007, the Company issued 10,000 shares to Mr. Vance for legal services performed for the Company. No cash consideration was paid by Mr. Vance for any of the shares.

     On January 22, 2009, Alan S. Knitowski granted to Mr. Vance proxies to vote 67,500 shares beneficially owned by him and Luan Dang granted Mr. Vance proxies to vote 2,430,000 shares beneficially owned by him. Mr. Dang also provided Mr. Vance proxies to vote 761,000 shares beneficially owned by his associates. On January 26, 2009, Matthew S. Kerper granted to Mr. Vance a proxy to vote 992,085 shares beneficially owned by him. These proxies were granted at no cost to Mr. Vance in connection with his assumption of control of the Company.

Item 4.   Purpose of Transaction.

     The acquisition of the 85,000 shares directly owned by Mr. Vance was for investment purposes. The purpose of the proxies to vote the remaining 4,250,585 shares was to provide Mr. Vance with voting control of the Company in connection with his assumption of control of the Company on January 22, 2009. As President of the Company, Mr. Vance intends to seek for and, if possible, locate a suitable operating business venture willing to take control of the Company. He intends to retain the services of Bryan Kenyan, a former director and Chief Operating Officer of the Company, to assist in the settlement of the outstanding debts and liabilities. He also proposes to retain the services of Stephen Murphy, a former accounting consultant for the Company, to assist in the organization and preparation of the financial records of the Company and the evaluation of the financial condition of a target company. It is anticipated that any proposed target company would require a reverse split of the outstanding shares of Common Stock and Mr. Vance intends to vote the proxies in favor of any such reverse stock split.

     Mr. Vance anticipates that a change of control will occur when a new business venture is acquired. The Company's business plan is to seek and, if possible, acquire an operating entity through a reverse acquisition transaction with the operating entity. By its nature, a reverse acquisition generally entails a change in management and principal shareholders of the surviving entity. While Mr. Vance cannot predict the specific nature of the form of the reverse acquisition, it is anticipated that at the closing of the process, he would resign in favor of persons designated by the operating company and that the shareholders of the operating entity would receive a controlling number of shares in the Company, thus effecting a change in control of the Company.

CUSIP 89845Q 10 4                                                 Page 4 of 5
                                 SCHEDULE 13D

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Vance beneficially owns an aggregate of 4,335,585 shares of Common Stock, representing approximately 44.7% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's 8-K report dated January 22, 2009, and filed with the SEC on January 28, 2009).

     (b) Mr. Vance has the sole right to vote all 4,335,585 shares and to dispose, or direct the disposition of, 85,000 shares of Common Stock beneficially owned by him; he does not share the power to vote, or to direct the vote, or to dispose, or direct the disposition, of any shares.

     (c) As reported above in response to Item 4, Mr. Vance assumed the right to vote 4,250,585 shares in connection with the change of control transaction on January 22, 2009. Mr. Knitowski granted to Mr. Vance proxies to vote 67,500 shares beneficially owned by him and Mr. Dang granted
Mr. Vance proxies to vote 2,430,000 shares beneficially owned by him.
Mr. Dang also provided Mr. Vance proxies to vote 761,000 shares beneficially owned by his associates. On January 26, 2009, Mr. Kerper granted to Mr. Vance a proxy to vote 992,085 shares beneficially owned by him. These proxies were granted at no cost to Mr. Vance in connection with his assumption of control of the Company.

     (d) Mr. Vance has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 85,000 shares of Common Stock owned by him. Mr. Vance does not have such right or power in regard to the 4,250,585 shares for which he holds proxies.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On January 22, 2009, Mr. Vance accepted appointment as a director and as the President, Chief Executive Officer, Secretary, and Treasurer of the Company. Effective January 22, 2009, Alan S. Knitowski resigned as a director and as Chairman of the Company, and Luan Dang resigned as a director. Mr. Vance became the sole officer and director of the Company. Messrs Knitowski and Dang also granted Mr. Vance proxies to vote the shares beneficially owned by them and by certain affiliated or associated entities and individuals. Mr. Vance also holds a proxy to vote shares held by Matthew Kerper. As a result, Mr. Vance holds proxies to vote 4,250,585 shares and directly owns 85,000 shares, which in the aggregate represent 4,335,585 shares beneficially owned by Mr. Vance and which further represents approximately 44.7% of the voting control of the Company. As a result of this transaction, Mr. Vance has assumed control of the Company from Messrs Knitowski and Dang.

     Mr. Vance agreed to assume control of the Company to assist in the settlement of outstanding liabilities and to seek a new operating business. Prior to this change of control the Company essentially ceased its business operations and may be deemed a shell company as defined in Rule 405 promulgated by the Securities and Exchange Commission under the Securities Act by virtue of its nominal operations. As a condition to the change of control, former management agreed to provide proxies to vote the stock beneficially owned by them or their related entities and associated parties. They also agreed to settle certain debt owed by the Company to them and their affiliated entities, including all outstanding 10% Senior Secured Promissory Notes, and to cancel any outstanding common stock purchase options held by them. They further agreed to cancel any outstanding contracts or agreements between them, or entities controlled by them, and the Company. Also, they agreed, if requested as a condition of the acquisition of a new operating business, that they would cancel any warrants held by them or any related entity. Finally, Mr. Dang agreed to act as an advisor to the Board to review any proposed acquisition transaction. Mr. Vance agreed, subject to his fiduciary duty as a director, not to finalize any such acquisition transaction if in the good faith opinion of Mr. Dang, the transaction would not be in the best interests of the Company.

CUSIP 89845Q 10 4                                                 Page 5 of 5
                                 SCHEDULE 13D

     Each proxy held by Mr. Vance is irrevocable and will expire either on December 31, 2009, the date Mr. Vance resigns as a director, or the date upon which Mr. Vance ceases to control the Company, whichever shall first occur. Sale or transfer of the shares is conditioned upon the purchaser or transferee agreeing in writing to be bound by the terms of the proxy.
Mr. Vance, acting as proxy, may vote the shares at any meeting of the shareholders or may execute any written consent evidencing action by the shareholders. The proxies are not limited in the matters upon which the shares may be voted.

Item 7.   Material to be Filed as Exhibits.

     Exhibit Description

     Letter Agreement dated January 15, 2009, re change of control

     Form of Irrevocable Proxy, with table of parties granting proxies

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 28, 2009

/s/ Ronald N. Vance
Ronald N. Vance